Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
November 20, 2007

3.	News Release
November 20, 2007 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today announced initiation of subject dosing in its Phase 1 study of GED-aPC.  The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC.  Results from this study are expected in the first half of 2008.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Curtis Sikorsky
Title: Chief Financial Officer
Phone No.: 604-677-6905

9.	Date of Report
November 20, 2007

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer